Mail Stop 4561


      							May 16, 2005


Via U.S. Mail and Fax (716) 636-0466
Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited partnership - II
2350 North Forest Road
Getzville, New York 14068

	RE:	Realmark Property Investors Limited partnership - II
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-11909

Dear Mr. Jayson:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Item 15: Exhibits, Financial Statements, Schedules, and Reports on
Form 8-K, page 11

1. Tell us why you have not included financial statements for Research Triangle Industrial Park west Associates Joint Venture, in accordance with Rule 3-09 of Regulation S-X.

Note 4. Investments in Unconsolidated Joint Ventures, page F-11

2. We note that you and RPILP-VIA each have a 50% interest in Research Triangle Industrial Park west Associates Joint Venture. In a supplemental response, explain to us why you and RPILP-VIA have differing amounts in partners` deficit. In addition tell us how you determined that the joint venture was not a variable interest entity in accordance with paragraph 5 of FIN 46(R) and explain to us in detail how you made such determination. We may have further comment.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Mr. Joseph M. Jayson
Realmark Property Investors Limited Partnership - II
May 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE